UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Daseke, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23753F 107

(CUSIP Number)

The Walden Group, Inc.

15455 Dallas Parkway, Suite 550

Addison, Texas 75001

Telephone Number: (972) 248-0412

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: The Walden Group, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions): NA

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person: Don R. Daseke

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds NA

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0

14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D/A filed on August 26, 2019 with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Daseke, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 15455 Dallas Parkway, Suite 550, Addison, Texas 75001.

Item 2. Identity and Background

Subsection (c)(2) of Item 2 is amended and restated in its entirety as follows:

2. The present principal occupation of Mr. Daseke is as a private investor. Mr. Daseke was also formerly the Chairman Emeritus of the Board of Directors of the Company and was formerly the Chief Executive Officer and Chairman of the Board of Directors of the Company. The Company’s principal business is providing open deck transportation and logistics solutions and its principal address is 15455 Dallas Parkway, Suite 550, Addison, Texas 75001.

Item 4. Purpose of Transaction

Paragraph 4 of Item 4 is hereby amended and restated in its entirety as follows:

On November 10, 2022, the Company entered into a Share Repurchase Agreement (the “Agreement”) with Don R. Daseke (“Mr. Daseke”), Barbara Daseke, (“Mrs. Daseke”) and The Walden Group, Inc. (“Walden Group” and, together with Mr. Daseke and Mrs. Daseke, “Sellers”), which was amended by Amendment No. 1 to Share Repurchase Agreement, dated November 14, 2022 (the “Agreement Amendment”), by and between the Company and Sellers. As of the date of the Agreement and until the consummation of the transactions contemplated thereby (the “Transactions”) on November 14, 2022, Mr. Daseke was a member of the Company’s board of directors (the “Board”); Mrs. Daseke is his spouse and Walden Group is an entity controlled by him.

Pursuant to the Agreement, on the terms and subject to the conditions set forth therein, Sellers agreed to sell to the Company, and the Company agreed to purchase from Sellers, (i) 6,666,667 shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) in exchange for a payment in cash by the Company to Sellers in an amount of $40,000,000 in the aggregate and (ii) 11,266,058 shares of Common Stock in exchange for (a) 20,000 shares of Series B-1 Perpetual Redeemable Preferred Stock, par value $0.0001 per share (the “Series B-1 Preferred Stock”), of the Company, with an aggregate initial liquidation preference of $20,000,000, and (b) 47,597 shares of Series B-2 Perpetual Redeemable Preferred Stock, par value $0.0001 per share (the “Series B-2 Preferred Stock” and, together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”), of the Company, with an aggregate initial liquidation preference of $47,597,000. In addition, Sellers agreed to forfeit all of their vested options to purchase Common Stock and all of their unvested restricted stock units.

On November 10, 2022, the Company filed a Certificate of Designations governing the Series B Preferred Stock (the “Original Certificate of Designations,” as amended by the Certificate of Amendment, filed on November 14, 2022 (the “Certificate of Amendment” and the Original Certificate of Designations as so amended, the “Amended Certificate of Designations”)). Pursuant to the Amended Certificate of Designations, the dividend rate applicable to the Series B-1 Preferred Stock is equal to 13.00% per annum and the dividend rate applicable to the Series B-2 Preferred Stock is equal to 7.00% per annum. In the event that the Company does not pay dividends in cash on the applicable dividend payment date, subject to certain exceptions, the dividend rate applicable to each series of Series B Preferred Stock shall be equal to 13.00% per annum. In addition, on and after the occurrence of certain change of control transactions, the dividend rate applicable to each series of Series B Preferred Stock shall be equal to 18.00%. The Series B Preferred Stock is redeemable at any time, in part or in whole, at the Company’s sole discretion, at a redemption price equal to the initial liquidation preference, plus accrued and unpaid dividends, with no prepayment penalties or call protections. The Series B Preferred Stock is otherwise perpetual in term, with no conversion or equity-linked features. The Series B Preferred Stock ranks junior to all outstanding secured and unsecured debt obligations of the Company and the Company’s 7.625% Series A Convertible Cumulative Preferred Stock and senior to the Common Stock, in each case in terms of payment and liquidation priority.

Also, pursuant to the Agreement, the Company and Sellers agreed that, effective upon the closing of the Transactions (the “Closing”), Mr. Daseke would resign as a member of the Board and the Board Agreement, dated December 22, 2020 (the “Board Agreement”), by and among the Company, Mr. Daseke and Walden Group, would be terminated. Further, pursuant to the Agreement, Sellers have agreed to certain standstill restrictions that will remain in place until the fifth anniversary of the Closing, including, among other things, agreeing not to (i) make any acquisition of any voting securities of the Company; (ii) nominate or recommend for nomination any person for election to the Board; (iii) solicit proxies regarding the election or removal of directors; (iv) submit any proposal for consideration at, or bring any other business before, any meeting of the Company’s stockholders; (v) form, join or participate in any group with respect to any voting securities of the Company; (vi) initiate or participate in any Extraordinary Transaction (as defined in the Agreement); or (vii) effect, participate in, or publicly offer or propose to effect or participate in, certain material transactions, including any material acquisition of the Company’s assets or businesses, in each case, without the Board’s prior approval.

The shares repurchased by the Company pursuant to the Agreement represent approximately 28.6% of the Company’s outstanding shares of Common Stock as of November 9, 2022 and all of the shares of Common Stock beneficially owned by Mr. Daseke, other than 76,000 shares over which he has no pecuniary interest.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following paragraph:

The description of the Share Repurchase Agreement and the related Transactions set forth in Item 4 of this Schedule 13D/A is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Share Repurchase Agreement, dated November 10, 2022, by and between the Company, Don R. Daseke, Barbara Daseke and The Walden Group, Inc. (filed as Exhibit 10.1 to Daseke, Inc.’s Current Report on Form 8-K filed with the SEC on November 16, 2022, and incorporated herein by reference)

2. Amendment No. 1 to Share Repurchase Agreement, dated November 14, 2022, by and between the Company, Don R. Daseke, Barbara Daseke and The Walden Group, Inc. (filed as Exhibit 10.2 to Daseke, Inc.’s Current Report on Form 8-K filed with the SEC on November 16, 2022, and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2022	THE WALDEN GROUP, INC.

	By:	/s/ Don R. Daseke
Don R. Daseke
President

DON R. DASEKE

/s/ Don R. Daseke